SILVAN INDUSTRIES, INC.
Jun Yue Hua Ting, Building A
3rd Floor, Unit -1, #58 Xin Hua Road
Guiyang, Guizhou Province 550002
People’s Republic of China
Tel: (86) 8515520951

February 28, 2012

By EDGAR Transmission

Kate Beukenkamp,
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Silvan Industries, Inc.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010
Filed December 16, 2011
Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed December 16, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 21, 2011
File No. 0-52843

Dear Ms. Beukenkamp,

On behalf of Silvan Industries, Inc., formerly China Forestry Industry Group, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced periodic reports, set forth in the Staff’s letter, dated January 11, 2012.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis….page 29

Government grant. page 32

1. We note your response to comment 15 from our letter dated June 23, 2011. However, in most instances VAT paid on supplies purchased offset VAT received on products sold, resulting in a minimal net effect to the income statement. As such, we are still unclear as to why you recorded a VAT tax refund for approximately $2.1 million for the 2010 fiscal year. Please explain.

Response: We made this accounting treatment in compliance with the requirements of the Chinese government, pursuant to which the VAT tax refund should be recorded as income. In fiscal year 2010, we paid VAT in a total amount of approximately $2.65 million of which 80%, or approximately $2.10 million was refunded to us.

Division of Corporation Finance
February 28, 2012

Item 13. Certain Relationships and Related Transactions…. page 47

2. We note your responses to comments 16 and 30 in our letter dated June 23, 2011. Please confirm that you will provide Item 404 disclosure regarding the following transactions in your next Form 10-K and any amendment to your 2010 Form 10-K, and provide us with your proposed disclosure:

  The transfer of forestry rights from Mr. Yulu Bai to the company and the company's repayment obligation to Mr. Bai;

  The corporate guarantees provided by related parties, such as the corporate guarantees provided by Zhong Ruixin Investment Guarantee Co., Ltd.; and

  The deposit to Mr. Yulu Bai's personal bank account of $1.96 million of the proceeds under a $2.4 million convertible promissory agreement between Bingwu Forestry and Goldenbridge Investment Holdings Limited.

In your disclosure regarding the deposit of the proceeds of the convertible note to Mr. Bai's personal bank account, discuss why the proceeds were wired to Mr. Bai's personal bank account, why only approximately $1.5 million was recorded as due from Mr. Bai, whether there is a written agreement regarding the repayment by Mr. Bai, what the terms are of any oral or written agreement for repayment, and whether Mr. Bai repaid the amount as anticipated prior to December 31, 2011.

Response: We hereby confirm that we will provide required Item 404 disclosure in our annual report on Form 10-K for the fiscal year ended December 31, 2011 and any amendment to the 10-K for the fiscal year ended December 31, 2010.

The following is our proposed disclosure:

  We were obligated to repay, our Chief Executive Officer, Mr. Yulu Bai RMB 40 million (approximately, $6 million) in connection with forestry rights for the 2,250 hectares (approximately, 22.5 km2) of a fir tree forest in Guizhou Province valued at RMB 40 million (approximately $6 million), transferred from Mr. Bai to us to secure our long-term raw material needs. We initially intended to repay Mr. Bai for the rights prior to the 2010 year end. Due to the Company’s working capital needs during 2010, we only repaid Mr. Bai RMB 21,097,452 (approximately $3.2 million) during 2010. We repaid Mr. Bai the remaining RMB18,902,548 (approximately, $2.8 million) in March 2011. We did not enter into a written agreement with Mr. Bai in connection with the forestry rights transfer and repayment obligation, and there is no interest or late payment penalty in connection with the obligation.

  We have entered several loan agreements with various banks in China with an aggregate principal amount of approximately $20 million. Some loans are guaranteed by Guizhou Huacheng Group and Guizhou Dingshengxing Guarantee & Investment Co., Ltd. Our director, Yudong Ji is the Chairman of Guizhou Huacheng Group.

  In September 2010, our subsidiary Bingwu Forestry entered into a $2.4 million convertible promissory note agreement with Goldenbridge Investment Holdings Limited. Among $2.4 million of proceeds, approximately $1.96 million was wired to Mr. Bai’s personal bank account instead of Bingwu Forestry’s account because we owed Mr. Bai about $6 million for acquiring forestry rights for the 2,250 hectares of a tree forest in Guizhou Province from him in December 2009. Because approximately $0.4 million of general and administrative expenses incurred by Bingwu Forestry was later paid by Mr. Bai, we recorded approximately $1.56 million as due from Mr. Bai. In March 31, 2011, there was approximately $0.1 million of repayment from Mr. Bai to us, resulted in approximately $1.46 million due from Mr. Bai. We had a verbal agreement with Mr. Bai under which Mr. Bai agreed to repay us $1.4 million by December 31, 2011, which repayment was not made. Mr. Bai now verbally agreed to make the repayment by June 30, 2012.

Division of Corporation Finance
February 28, 2012

Form 10-Q/A for Fiscal Quarter Ended March 31, 2011

Item 2. Management's Discussion and Analysis…. page 1

Results of Operations, page 2

Revenue, page 3

3. We note your response to our prior comment 32 from our letter dated June 23, 2011. However, it is still not clear from your disclosure why the sale of your laminate floors increased significantly while the sale of your fiber boards decreased between the periods ended March 31, 2010 and March 31, 2011. Please explain.

Response: Please be advised that as we disclosed in the 10-Q for fiscal quarter ended March 31, 2011, both sales of our laminate floors and fiber boards actually increased during the first quarter of 2011. The slight increase of sale of our fiber boards by 2,000 pieces was mainly attributable to the significant increase in demand for our fiber boards as raw materials due to the significant increase in the sale of laminate floors. The laminate flooring is composed of a number of layers which are further made of different raw materials. The inner core layer is usually composed of melamine resin and fiber board materials. In 2010, all of the fiber boards used to produce our laminate floors came from our subsidiary, Qianxinan Aosen Forestry Co., Limited (“Aosen Forestry”). Due to the significant increase of production and sale of our laminate floors during the first quarter of 2011, we had to rely on third party suppliers to provide more fiber boards to meet the requirements of our laminate floor production while at the same time, Aosen Forestry continued to produce and sell fiber boards to our customers. As a result, compared with the significant increase of the sale of laminate floors, our sale of fiber boards only increased by 2,000 pieces.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Item 2. Management's Discussion and Analysis….page 1

4. We note from Note 16 to the financial statements that one customer has been the source of an increasing and significant portion of your revenues for the three and nine months ended September 30, 2011. Please identify this customer and disclose the reasons for the increasing concentration of business with this customer and whether you expect this trend to continue.

Response: The customer is Guizhou Shuanghe Industrial Trade Co., Ltd. (“Shuanghe”). Shuanghe is our general distributor in Guizhou Province and was our largest customer in 2010 as disclosed in the 10-K for fiscal year 2010. Because our business and operation are mainly located in Guizhou Province, we had increasing concentration of business with Shuanghe in 2010. In March 2011, we formed a wholly owned subsidiary, Guiyang Silvan Touch Flooring Co., Limited (“GSTF”) in Guizhou Province. We expect our sales in Guizhou Province will be gradually conducted through GSTF.

Division of Corporation Finance
February 28, 2012

Liquidity and Capital Resources, page 7

5. We note the significant increase in bank loans in 2011. Please file your material loan agreements as exhibits.

Response: We have filed our material loan agreements as exhibits to the Amendment No. 1 to the 10-Q for fiscal quarter ended September 30, 2011.

6. You disclose in Note 11 to the financial statements that several loan agreements have guarantees, including corporate guarantees from Zhong Ruixin Investment Guarantees Co., Ltd., a related party. Please disclose the material terms of the guarantees and the fees paid for the guarantees. File the guarantee agreements as exhibits.

Response: We have amended the 10-Q for fiscal quarter ended September 30, 2011 to disclose the material terms of the guarantees and the fees paid for the guarantees. We have also filed our material guarantee agreements as exhibits to the amended 10-Q.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 8515520951 or Joseph R. Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233.

Sincerely,

SILVAN INDUSTRIES, INC.

By: /s/ Yulu Bai
      Yulu Bai
      Chief Executive Officer

Cc: Joseph R. Tiano, Esq.